Exhibit 99.1

ELBIT IMAGING REACHES AN UNDERSTANDING REGARDING A PROPOSED DEBT
RESTRUCTURING

Tel Aviv, Israel, February [27], 2013, Elbit Imaging Ltd. (the "Company") (TASE, NASDAQ: EMITF) announced today that it has reached a non-binding summary of terms with two of its major noteholders with respect to a proposed restructuring of the debt of the Company (the "Restructuring").

The summary of terms was reached among the Company, York Capital Management Global Advisors, LLC ("York") and Davidson Kempner Capital Management LLC ("DK", and collectively with York, the "Funds"). Funds and/or accounts managed by York and its respective affiliates hold, in the aggregate, approximately 20% and funds and/or accounts managed by DK and its respective affiliates hold, in the aggregate, approximately 15%, respectively, of the outstanding balance of the Notes (as defined below).

The parties to the summary of terms expressed their belief that the Restructuring is in the best interest of the Company and its creditors in order for the Company to maximize and unlock the true value of its assets.

The Restructuring

Pursuant to an arrangement under Sections 350-351 of the Israeli Companies Law, the outstanding balance under the Company's Series 1 and Series A to Series G notes (collectively, the "Notes") and any other unsecured loans of the Company (which together, as of February 26, 2013, equaled approximately NIS 2,464 million (approximately $660 million) would be converted into (a) Ordinary Shares, representing immediately following such conversion 86% of the total share capital of the Company on a fully diluted basis (excluding any new warrants to purchase Ordinary Shares that may be issued to Mordechay Zisser in consideration for Mr. Zisser's continued role in the Company going forward, as described below) and (b) new notes (the "New Notes") with an aggregate face amount of NIS 300 million (approximately $80 million) bearing interest at the rate of 8% per annum  payable on a semi-annual basis, with principal repayable in a single payment at the end of five years.  The Ordinary Shares and New Notes to be issued would be allocated among the various series of the Notes in proportion to the outstanding balance (pari) under each such series and would be listed for trading on both the Tel Aviv Stock Exchange and the NASDAQ Global Select Market free of any restrictions or limitations on trade.  The New Notes would be secured by a negative pledge and would include mandatory prepayment provisions in the event the Company secures corporate-level financing (using only the proceeds of such new financing), and may be prepaid at any time without penalty.

Cash-out

It is contemplated that the Funds would offer to purchase Notes from those Note holders who wish to sell, immediately prior to the closing of the Restructuring, for an aggregate amount of $75 million in cash (the "Cash-Out"). The structure, terms and conditions of the Cash-out have yet to be determined.

The participation of the Funds in, and the terms of, the Cash-Out would be conditioned on the satisfactory outcome of a due diligence review of the Company, as well as other conditions precedent to be agreed upon by the parties.

Elbit Imaging Ltd.
2 Weitzman Street, Tel Aviv 64239, Israel
Tel: +972-3-608-6000  Fax: +972-3-608-6054

Secured Debt

The Restructuring contemplates that the secured debt owed by the Company to Bank Hapoalim B.M. (the "Bank") would remain outstanding and payable in accordance with its existing repayment schedule and other terms.

Continuing Role of the Chief Executive Officer

The Funds have expressed their belief that the continued involvement of Mr. Zisser, the Chief Executive Officer, Executive President and a director of the Company, in the business of the Company following the Restructuring is in the best interest of the Company. As part of the Restructuring, the parties intend to negotiate with Mr. Zisser an arrangement whereby Mr. Zisser will continue to devote substantially all of his business time and effort to the business of the Company and to serve as the Company's Chief Executive Officer, on terms to be agreed upon, including the issuance of warrants by the Company to Mr. Zisser to purchase Ordinary Shares.

The Company has agreed to examine all of its related party transactions and arrangements, including all transactions and arrangements with Mr. Zisser, to ensure that such transactions and arrangements are and will be made in the best interests of the Company.  The Company shall have the right to terminate these related party transactions and arrangements with immediate effect.

Board of Directors

Effective at the Closing, the holders of the Notes will be entitled to designate a new board of directors. Thereafter the board of directors will be elected by holders of a majority of the outstanding Ordinary Shares, provided, however, that subject to any provisions of any applicable law, regulation or stock exchange rule, any shareholder that beneficially holds Ordinary Shares representing at least 12% of the outstanding Ordinary Shares will be entitled to appoint one director.  In addition, the parties agreed to consider other corporate governance policies to reflect the Company's shareholding structure following the Restructuring, including, among other things, with respect to the required board vote for the approval of certain material actions.

Conditions Precedent

The Restructuring is subject to the negotiation and execution of definitive agreements. The closing of the Restructuring will be subject to various conditions, including the receipt of: (i) the approval of the Tel Aviv District Court under Sections 350-351 of the Israeli Companies Law; (ii) any required third-party consents; (iii) to the extent required, satisfactory tax rulings for the holders of the Notes and the Company issued by the Israeli Tax Authority; (iv) the approval by the requisite majority of the creditors of the Company's creditors; (v) any required approvals by the shareholders of the Company; (vi) any approval required from the Bank; and (vii) any other approvals required by law.

Interim Covenants

The Company has agreed in principle to enter into a customary "standstill" agreement, acceptable to the trustees of the Notes, requiring approval for certain actions during the period prior to closing of the Restructuring.

Additional Provisions

Effective upon the closing of the Restructuring, the Company and its executive officers and directors will be released from any and all claims, other than claims related to breach of the duty of loyalty, fraud or acts for which an exemption is not permitted under law.

Unless and until the summary of terms has been terminated in accordance with its terms, each of the Funds has agreed to vote all of its Notes in favor of, and otherwise support the consummation of, the Restructuring and the transactions contemplated thereby and to oppose any alternative transaction in lieu of the Restructuring, and the Company has undertaken to support the consummation of the Restructuring and the transactions contemplated thereby and, except as may be required by applicable law, to advise the Funds of any written offer it receives from third parties as an alternative to the Restructuring.

The summary of terms may be terminated by: (i) mutual written agreement of the parties thereto; (ii) any party following rejection of the Restructuring by the holders of Notes at a duly convened meeting(s) of holders; (iii) any party upon the occurrence of any other act or event which materially reduces the likelihood of implementing the Restructuring in accordance with the summary of terms, provided however that such an event did not result from any act or omission to act by the party wishing to terminate the summary of terms; or (iv) any of the parties thereto if the Restructuring has not been consummated by May 31, 2013. In addition, in the event that the Company pays any principal or makes any interest payments on any unsecured debt of the Company prior to the closing of the Restructuring, either York or DK may terminate the summary of terms.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India, primarily through its subsidiary Plaza Centers N.V. In certain circumstances and depending on market conditions, we operate and manage commercial and entertainment centers prior to their sale; (ii) U.S. Real Property - Investment in commercial real property in the United States; (iii) Hotels - Hotel operation and management; (iv) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (v) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India; (vi) Fashion Apparel - Distribution and marketing of fashion apparel and accessories in Israel; and (vii) Other Activity - venture capital investments.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” "would," “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the risk that a definitive agreement relating to the Restructuring will not be reached, that the Restructuring will not be approved by all the applicable stakeholders of the Company, the Court or others, that challenges by third parties or other events outside the control of the Company could delay the implementation of the Restructuring and result in its termination, and the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2011, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact:	Investor Contact:
Shimon Yitzhaki	Mor Dagan
Chairman of the Board of Directors	Investor Relations
Tel: +972-3-608-6048	Tel: +972-3-516-7620
shimony@elbitimaging.com	mor@km-ir.co.il